UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Chief Financial Officer

On May 22, 2024, Mr. Gilad Mamlok provided notice to the Board of Sol-Gel Technologies Ltd. (the “Company”) of his resignation as the Chief Financial Officer of the Company. Mr. Mamlok will continue as the Company’s Chief Financial Officer until September 21, 2024, and thereafter will remain with the Company on an advisory basis until year-end 2024, to support an orderly transition.

Mr. Mamlok is resigning to pursue other interests and his decision to resign was not as a result of any disagreements with the Company on any matter. The Board thanks Mr. Mamlok for his services and wishes him well in his new endeavors.

Nasdaq Non-Compliance Notice May 2024

On May 28, 2024  the Company issued a press release entitled “Sol-Gel Announces Receipt of Nasdaq Minimum Price Notice”.

Attached hereto is the following exhibit:

Exhibit 99.1          Press release dated May 28, 2024

Exhibit 99.1 is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-223915 and 333-270477) and its Registration Statement on Form F-3 (Registration No. 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: May 28, 2024,	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer